_______                                            _________________________

FORM 5     U.S. Securities and Exchange Commission        OMB APPROVAL
_______           Washington, D.C.  20549          _________________________

[ ] Check box if no longer subject                 OMB Number 3235-0287
    to Section 16. Form 4 or Form                  Expires: September 30, 1998
    5 obligations may continue                     Estimated average burden
    See Instruction 1(b).                          hours per response... 0.5
                                                   __________________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting       2.  Issuer Name and Ticker or
    Person                                  Trading Symbol

    Rhodes, Horace G.                       LSB Industries, Inc. (LSBD)

_______________________________________________________________________________
     (Last)    (First)  (Middle)        3.  IRS or Social Security
                                            No. of Reporting Person
                                           (Voluntary)
      201 Robert S. Kerr, Suite 200
____________________________________          ###-##-####
          (Street)

     Oklahoma City, Oklahoma 73102
______________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year: December 1999

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     X Director     10% Owner      Officer (give title below)
    ___          ___            ___
    ___ Other (specify below)


                   ____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     X Form filed by One Reporting Person
    ___

    ___Form filed by More than One Reporting Person
_______________________________________________________________________________
      Table I - Non-Derivative Securities Acquired, Disposed Of, or
                            Beneficially Owned
_______________________________________________________________________________

1. Title of       2. Transaction   3.  Transaction     4.  Securities Acquired
   Security          Date              Code                (A) or Disposed of
  (Instr. 3)         Month/            (Instr. 8)          (D) (Instr. 3, 4, 5)
                     Day/          ________________        ____________________
                     Year)               Code              Amount   (A)   Price
                                                                     or
                                                                    (D)

  Common Stock


   5.  Amount of         6.  Ownership Form:      7.  Nature of
       Securities            Direct (D) or            Indirect
       Beneficially          Indirect (I)             Beneficial
       Owned at End          (Instr. 4)               Ownership
       of Issuer's                                    (Instr. 4)
       Fiscal Year
       (Inst. 3 and 4)


          5,000                   D

_______________________________________________________________________________
If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each                    Page 1 of 2
          class of securities beneficially                     SEC 2270 (7/96)
          owned directly or indirectly
                         (Print or Type Response)

FORM 5 (continued)    Table II - Derivative Securities Acquired,
                          Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)
______________________________________________________________________________


1.  Title of    2. Conversion  3. Transaction  4. Transaction  5. Number of
    Derivative     or Exercise    Date            Code            Derivative
    Security       Price of       (Month/Day/     (Instr. 8)      Securities
    (Instr. 3)     Derivative      Year)                          Acquired (A)
                   Security                                       or Disposed
                                                                  of (D)
                                                                  (Instr. 3,4,5)
                                                                  (A)      (D)

Nonqualified       $4.1875
  Stock Option(1)

Nonqualified       $1.25          07/08/99          A             (1)
  Stock Option(1)


6. Date Exercisable      7. Title and Amount of          8. Price of
   and Expiration           Underlying Securities           Derivative
   Date                     (Instr. 3 and 4)                Security
   (Month/Day/Year)                       Amount           (Instr. 5)
   Date        Expir-                        or
   Exer-       ation                      Number of
   cisable     Date          Title        Shares

   04/22/98   04/22/03     Common Stock     15,000

   07/08/99   07/08/09     Common Stock     15,000

9.  Number of       10.  Ownership Form      11.  Nature of Indirect
    Derivative           of Derivative            Beneficial Owner-
    Securities           Security:                ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Year              (Instr. 4)
    (Instr. 4)

      (1)                      D

      (1)                      D

__________________________
Explanation of Responses:

(1) Nonqualified Stock Option ("NQSO") to purchase shares of Issuer's Common Stock granted pursuant to the Issuer's 1993 Non-Employee Director Stock Option Plan (the "1993 Plan") and the Issuer's Outside Directors Stock Option Purchase Plan (the "1999 Plan"). NQSOs granted under both the 1993 Plan and the 1999 Plan may be exercised at any time after six months from the date the NQSO was granted. To the extent not exercised, (a) the NQSO granted under the 1993 Plan terminates upon the fifth anniversary of the date the NQSO was granted or upon the cessation of the optionee as a member of the Board of Directors of the Issuer, and (b) the NQSO granted under the 1999 Plan terminates (i) upon the tenth anniversary of the date the NQSO was granted, (ii) three years after the cessation of the optionee as a member of the Board of Directors of the Issuer, or (iii) upon the surrender of the Non-Qualified Stock Option Agreement dated July 9, 1999, for cancellation of the NQSO.



**Intentional misstatements
  or omissions of facts
  constitute Federal Criminal
  Violations.
                                   /s/ Horace G. Rhodes        February 14, 2000
                                _____________________________ ________________
  See 18 U.S.C. 1001 and      **Signature of Reporting Person         Date
  15 U.S.C. 78ff(a).            Horace G. Rhodes

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                  Page 2 of 2
K-M\LSB\FORMS345\12-99F5.HGR                                   SEC 2270 (7/96)